Exhibit 1.3

CDC Corporation Withdraws Its $5.00 per Share All Cash Tender Offer for Onyx Software Corporation

[Atlanta and Hong Kong, July 25, 2006] CDC Corporation (NASDAQ: CHINA), focused on enterprise software, mobile applications and online games, today announced that it is withdrawing and terminating its previously announced $5.00 per share all cash tender offer for all outstanding shares of common stock of Onyx Software Corporation (NASDAQ: ONXS). The offer was commenced on July 12, 2006 and was scheduled to expire on August 8, 2006. No tenders of shares will be accepted, and any shares previously tendered will be returned.

In deciding to withdraw and terminate the tender offer, CDC’s management and board cited the remote likelihood that the conditions to the tender offer would ever be satisfied. Several of the conditions to the tender offer require affirmative action from the Onyx board, including action (a) to waive the provisions of Onyx’s “poison pill” and (b) to render the provisions of Washington state’s “anti-takeover” provision inapplicable to CDC. Management and board made this determination in light of the following:

•	Onyx’s refusal to discuss making reasonable accommodation to allow CDC to conduct due diligence in connection with negotiating a merger agreement and pre-conditioning any such discussion on the following (1) reaching agreement on the form of merger agreement, (2) satisfying Onyx with respect to the financial ability of CDC to consummate the tender offer and (3) CDC committing to a timeline ending Tuesday evening on July 25, 2006 PST.

•	Onyx’s refusal to provide certain attachments to a form of merger agreement that Onyx asserted it was prepared to enter into with CDC citing “confidential information”, despite the existence of a non-disclosure agreement between the parties. Onyx asserted that it would instead provide such attachments at the time CDC executed the merger agreement which would have required CDC to enter into an agreement without knowing all of its terms.

•	Onyx’s refusal to accept reasonable evidence that CDC had adequate internal funds to consummate the offer, and asserting that CDC would be required to provide a financing agreement with a third party as evidence of the financial ability of CDC to consummate the tender offer.

•	Onyx’s imposition of a deadline of Tuesday evening on July 25, 2006 PST to complete all due diligence, submit an executed merger agreement and provide adequate evidence of the financial ability to consummate the tender offer.

In light of the foregoing obstacles Onyx imposed, CDC determined that it was not possible to meet Onyx’s deadline of Tuesday evening on July 25, 2006 PST. As a result, CDC’s management and board determined that it was extremely unlikely the Onyx board would ever take the actions required to satisfy the conditions to CDC’s tender offer, and therefore continued pursuit of the tender offer would not be the best and most productive use of management’s time and CDC’s resources.

In addition, CDC’s management and the board considered the following disclosures from Onyx:

•	On July 17, 2006, Onyx announced surprisingly poor preliminary financial results for Q2 2006, including license revenues of only $1.6 million and total revenue in the range of $11.7 million to $11.9 million. In addition, Onyx announced that it expected to report a net loss in the range of $0.14 to $0.16 per share for Q2 2006.

•	M2M Holdings had been able to conduct full due diligence at Onyx, and based on additional due diligence conducted after the execution of the M2M merger agreement, M2M Holdings had concluded on July 14, 2006 that Onyx’s business and market value had deteriorated since the time of the execution of the M2M merger agreement on June 6, 2006.

“We continue to be disappointed with the obstacles to productive discussions from Onyx’s board of directors. We believe that the process used to sell the company will not provide Onyx shareholders with maximum value,” said Peter Yip, CEO of CDC Corporation. Mr. Yip continued, “With or without Onyx, we believe CDC Software is well positioned, and will continue to grow through both organic growth as well as accretive acquisitions which make sense.”

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website: www.cdccorporation.net.

For further information, please contact:

Media Relations Scot McLeod CDC Software 770-351-9600 Email: ScotMcLeod@cdcsoftware.com	Investor Relations Craig Celek CDC Corporation (212) 661-2160 Email: craig.celek@cdccorporation.net